FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:	B2Gold Corp.

End date of last completed fiscal year:	December 31, 2014

End date of reference fiscal year:	December 31, 2011

(A reporting issuer’s reference fiscal year is the reporting issuer’s last fiscal year ending before May 1, 2012, provided that it was a reporting issuer at the end of that fiscal year and, if it became a reporting issuer in that year as a consequence of a prospectus receipt, all or substantially all of its securities were listed or quoted on a marketplace at the end of that fiscal year. In any other case, it is the reporting issuer’s last completed fiscal year.)

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the end of the issuer’s reference fiscal year	382,494,656 (i)

Simple average of the closing price of that class or series as of the last trading day of each month in the reference fiscal year, computed with reference to clauses 2.7(1)(a)(ii)(A) and (B) and subsection 2.7(2) of the Rule)

3.2275 (ii)

Market value of class or series	(i) X (ii) =	1,234,501,502 (A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the reference fiscal year)

(B)

Market value of other securities not valued at the end of any trading day in a month: (See paragraph 2.7(1)(b) of the Rule)

(Provide details of how value was determined)		(C)

(Repeat for each other class or series of securities to which paragraph 2.7(1)(b) of the Rules applies)		(D)

Capitalization for the reference fiscal year
(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	1,234,501,502

Participation Fee (determined without reference to subsection 2.2(3.1) of the Rule
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		59,350(iii)

Did the issuer become a reporting issuer in the previous fiscal year as a result of a prospectus receipt? If no, participation fee equals (iii) amount above.		(iii)

If yes, prorate (iii) amount as calculated in subsection 2.2(3.1) of the Rule to determine participation fee		(iv)

Late Fee, if applicable
(As determined under section 2.5 of the Rule)